July 26, 2012



United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn.: 	William H. Demarest IV, Accountant

Dear Mr. Demarest,

Subject:        Your letter dated July 26, 2012, File No. 000-50045
Re:             Empire Global Corp.
                Form 8-K
                Filed July 23, 2012

Thank you for your letter as captioned above, these comments help us to better understand the disclosure requirements with respect to the applicable filing. Please accept the following statements and exhibits as our response with respect to the comments regarding our recent submissions as stated in the above-captioned subject.

The Company and its management are in possession of all facts relating to the Company's disclosures. We are responsible for the accuracy and adequacy of the disclosures that have been made. In connection with responding to your comments, the Company acknowledges that:

    - the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

    - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

    - the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 8-K

1. Amend Item 4(a) of Form 8-K to cover the interim period from the date of the last audited financial statements to July 23, 2012, the date of dismissal, resignation or declination. See Item 304(a)(1)(IV) of Regulation S-K. Include a letter from the former accountants addressing the revised disclosures in the amendment.

Response to Item 1

In order to accurately comply with the requirements of Item Item 304(a)(1)(IV) of Regulation S-K the Company will file an amended 8-K on Form 8-K/A to cover the interim period from the date of the last audited financial statements to July 23, 2012, the date of dismissal, resignation or declination as follows:


ITEM 4.01  CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT.

Previous Independent Accountants

i) On July 23, 2012 the Board of Directors of Empire Global Corp. approved the dismissal of Bernstein & Pinchuk, LLP from its position as our principal independent accountant. The decision to change accountants was recommended and approved by the Company's Audit Committee.

ii) The reports of Bernstein & Pinchuk, LLP on the Company's consolidated financial statements for the fiscal years ended December 31, 2010 and 2009 and any subsequent interim period through September 30, 2011 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles, with the exception of an explanatory paragraph in the opinion related to the financial statements for the fiscal years ended December 31, 2010 and 2009 and subsequent interim periods through September 30, 2011 indicating substantial doubt about the Company's ability to continue as a going concern.

The Company's Financial statements as of and for the year ended December 31, 2011 or for any subsequent period thereafter have not been filed with the Securities and Exchange Commission.

iii) In connection with the audits of the Company's consolidated financial statements for the two most recent fiscal years and through July 23, 2012, there were:
     (1) no disagreements with Bernstein & Pinchuk, LLP on any matter of accounting principles or practices, financial statement disclosure or
         auditing scope and procedure which, if not resolved to the satisfaction of Bernstein & Pinchuk, LLP, would have caused Bernstein & Pinchuk, LLP to make reference to the matter in its report, and
     (2) no "reportable events" as that term is defined in Item 304 of Regulation S-B promulgated under the Securities Exchange Act of 1934 ("Item 304").

The Company submitted a letter to the former accountant requesting a comment with respect to their agreement or disagreement with the disclosures in the Form 8-K/A. A copy of the letter is annexed hereto as Exhibit 1.

Bernstein & Pinchuk, LLP has reviewed the disclosures contained in this Form 8-K report. Bernstein & Pinchuk, LLP has furnished the Company with a letter addressed to the Securities and Exchange Commission, a copy of which is attached as Exhibit 16.1, in accordance with Item 304(a)(3) of Regulation S-B, indicating that they agree with the above disclosure or providing any new information, clarifying the Company's disclosures herein, or stating any reason why
 Bernstein
& Pinchuk, LLP does not agree with any statements made by the Company in this report.

New Independent Accountants

On July 23, 2012 Stan Jeong-Ha Lee, CPA situated at P.O. Box 436402, San Diego, CA 92143 ("New Accountant") was engaged as the Company's new independent certified public accountants. The decision to engage the New Accountant as the Company's independent registered public accounting firm was approved by the Company's Board of Directors on July 23, 2012.

During the year ended December 31, 2010 and for the period August 26, 1996 (inception) to December 31, 2010, through this date of disclosure, the Company did not consult the New Accountant regarding either:
  (i) the application of accounting principles to a specific completed or contemplated transaction, or the type of audit opinion that might be rendered on the Company's financial statements, or
  (ii) any matter that was either the subject of a disagreement or an event identified in response to (a)(1)(iv) of Item 304.


The Company has submitted a letter to the former accountant requesting a comment with respect to their agreement or disagreement with the disclosures in the Form 8-K/A annexed hereto as Exhibit 1:

We trust these answers meet with your approval, please advise us if you require any additional clarifications.

Yours very truly,


/s/ MICHAEL CIAVARELLA
-----------------------------
MICHAEL CIAVARELLA, B.Sc.
Chairman and CEO

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EXHIBIT 1

July 26, 2012



Bernstein & Pinchuk, LLP
7 Penn Plaza, Suite 830
New York, NY 10001

Via Email

Attn. Mr. Scott Small,

Dear Scott,

We are writing to acknowledge receipt of your letter of resignation dated July 23, 2012.


We have taken the liberty to file an 8-K and a follow-up 8-K/A to comply with the disclosure requirements of Item 304(a)(1)(IV) of Regulation S-K. We would be very grateful if you would kindly review the filing and advise us if you agree or disagree with such statements filed. The Company is required to file your response as well.

Thank you in advance for your assistance with this matter and look forward to your reply.

Yours sincerely,




/s/ MICHAEL CIAVARELLA
-----------------------------
MICHAEL CIAVARELLA, B.Sc.
Chairman and CEO